SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             --------------------

                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For January 22, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)




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Company Press Release

CNOOC Limited Rehearses its Strategy in 2002

(Hong Kong, January 18, 2002) - CNOOC Limited (NYSE: CEO, SEHK: 883, the "Company") today announced its strategy and development plan for 2002.

"Our 2002 core strategy remains unchanged. We will continue to focus on growing production, executing development plan and adding reserves through exploration," said Mr. Wei Liucheng, Chairman and Chief Executive Officer. "In addition, we are taking advantage of some highly attractive investment opportunities that offer our investors additional growth in production and net income."

The Company's target net production volume in 2002 is 125-130 million BOE (barrels of oil equivalent). The volume growth continues to be achieved primarily through the development of its proved undeveloped reserves offshore China. Three major development projects will be on stream in year 2002. The announced acquisition of Asia producing assets provides additional production growth otherwise inaccessible to the Company. The acquired offshore oil and gas assets tap the Company's offshore operating expertise, establish a strong foothold in the region's known hydrocarbon province and afford shareholders immediate earning accretion.

Natural gas (including LNG) will continue to be one of the Company's core business priorities. The Company is in the best position to capitalize on the growing demand for natural gas in China, especially in the coastal regions. The Company will continue its strategy in natural gas exploration and production, LNG projects and other selected natural gas investments.

The Company's total capital expenditure in 2002 amounts to US$1,500-1,650 million. In addition to the US$585 million acquisition expenditure, capital expenditures are expected to total US$900-1,050 million offshore China in 2002. The Company will spend US$650-720 million for development projects and US$180-220 million for independent exploration offshore China. Foreign PSC partners are expected to invest an additional US$300 million in exploration offshore China, a 150% increase over 2001. Expected capital expenditures for the newly acquired Indonesian unit will be approximately US$40-50 million, 90% of which will be for development projects. The capital plan excluding the acquisition represents an estimated 30-50% increase over the last year.

The Company will continue to maximize profitability by maintaining financial prudence, improving its management system and preserving its competitive cost structure. "For 2002, our focus will continue to maintain the historical average of below US$10 per BOE for offshore China assets and improve upon historical averages for the Indonesia Unit," said Mark Qiu, Chief Financial Officer and Senior Vice President.



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"It is an aggressive expansion plan. We have a full investment pipeline to deploy capital economically even under a conservative oil prices environment," commented Mr. Fu Chengyu, COO and President of the Company. "We will focus on smooth execution and performance."

************

 Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

 CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.



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*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei                          Ms. Anne Lui/Mr. Henry Chua
CNOOC Limited                             Ketchum Newscan Public Relations
Tel : +86 10 8452 1646                    Tel: +852 3141 8016/+852 3141 8082
Fax: +86 10 8452 1648                     Fax: +852 2510 8199
E-mail: xiaozw@cnooc.com.cn               Email:   anne.lui@knprhk.com
                                                   henry.chua@knprhk.com


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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                        By:  /s/ Cao Yunshi
                                             -----------------------------
                                             Name:   Cao Yunshi
                                             Title:  Company Secretary

Dated: January 22, 2002